Exhibit 21.1

Subsidiaries

NAME OF SUBSIDIARY	JURISDICTION OF FORMATION
Marlin Leasing Corporation	Delaware
Marlin Leasing Receivables Corp. XI	Nevada
Marlin Leasing Receivables Corp. XII	Nevada
Marlin Leasing Receivables Corp. XIII	Nevada
Marlin Leasing Receivables XI LLC	Nevada
Marlin Leasing Receivables XII LLC	Nevada
Marlin Leasing Receivables XIII LLC	Nevada
AssuranceOne, Ltd.	Bermuda
Marlin Business Bank	Utah
Marlin Receivables Corp.	Nevada
Admiral Financial Corp.	New Jersey